TALOS ENERGY INC.

333 Clay Street, Suite 3300

Houston, Texas 77002

January 6, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re: Talos Energy Inc.

Registration Statement on Form S-4, as amended

File No. 333-268036

Ladies and Gentlemen:

On behalf of Talos Energy Inc. (the “Registrant”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Washington, D.C. time, on January 10, 2023, or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time. In making this acceleration request, the Registrant acknowledges that it is aware of its obligations under the Act. Once the above-referenced Registration Statement on Form S-4 has been declared effective, please orally confirm that event with our counsel, Vinson & Elkins L.L.P., by calling Jackson A. O’Maley at (713) 758-3374.

Thank you for your assistance with this matter.

Very truly yours,

TALOS ENERGY INC.

By:	/s/ Timothy S. Duncan
Name:	Timothy S. Duncan
Title:	President, Chief Executive Officer and Director

cc: Jackson A. O’Maley, Vinson & Elkins L.L.P.